Exhibit 99.3

PRESS RELEASE

Inventiva reports its 2022 first-half financial results and provides a corporate update

►	Cash position[1] at €87.2 million as of June 30, 2022, compared to €95.4 million as of December 31, 2021

►	Receipt of a €4 million milestone payment from Inventiva’s partner AbbVie for cedirogant Phase IIb clinical trial initiation accounted for in 2021 revenues and H1 2022 cash flow

►	Inventiva entered into a credit facility for up to €50 million, subject to conditions, and a related warrant agreement with the European Investment Bank (EIB)[2]

►	Inventiva raised approximately €14.7 million through a combination of Inventiva’s At-The-Market (ATM) program (for €9.4 million in gross proceeds) and new state-backed bank financing (for €5.3 million)

►	Screening of the first patients in Phase IIa combination trial LEGEND with lanifibranor and empagliflozin in patients with NASH and T2D

►	Inventiva entered into a licensing and collaboration agreement with Sino Biopharm to develop and commercialize lanifibranor in Greater China

►	Under the agreement with Sino Biopharm, Inventiva is expected to receive $12 million upfront, which is expected to complete the funding conditions to draw on the first €25 million tranche of the EIB facility[2]

►	Cash runway extended through Q4 2023, including the expected $12 million upfront payment from Sino Biopharm and the €25 million from the EIB credit facility

►	Feedback from FDA that a single Phase 2/3 clinical trial with odiparcil in children with MPS VI could potentially support a marketing application

►	Last patient first visit for the ongoing NATiV3 Phase III clinical trial evaluating lanifibranor in patients with NASH is now targeted for H2 2023

1 The cash position is defined as cash and cash equivalents as well as short-term deposits which are included in the category “other current assets” in the IFRS consolidated statement of financial position for €10.7 million as of June 30, 2022, and for €8.8 million as of December 31, 2021, but are considered by the Company as liquid and easily available.

2 As previously disclosed by the Company, the credit facility is divided in two tranches of €25 million, each which are subject to the completion of certain condition precedents. The disbursement of the first tranche is subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreements entered into July 1, 2022 (ii) the receipt by the Company from the date of the EIB credit facility of an aggregate amount of at least €18 million, paid either in exchange for Company shares, or through upfront or milestone payments, The disbursement of the second tranche is further subject to, among other conditions, (i) the full drawdown of the first tranche, (ii) the receipt by the Company from the date of the EIB credit facility of an aggregate amount of at least €70 million (inclusive of the €18 million set forth above), paid either in exchange for Company shares, or through upfront or milestone payments, , (iii) (a) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, or (b) the initiation of a Phase III clinical trial of cedirogant by AbbVie Inc; and ( iv) operational criteria based on patient enrollment and number of sites activated in the Company’s Phase III clinical trial of lanifibranor in patients with NASH. Any funds not disbursed within 36 months following the execution of the EIB credit facility shall be cancelled.

PRESS RELEASE

Daix (France), Long Island City (New York, United States), September 22, 2022 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (NASH) and other diseases with significant unmet medical needs, today reported its interim financial results for the six months ended June 30, 2022, and provided a corporate update.

Frédéric Cren, Chairman, Chief Executive Officer and cofounder of Inventiva, stated: “The first half of this year has been paved with several successes for Inventiva, both financially and in terms of research & development. Our collaboration with AbbVie led to a new €4 million milestone payment following the initiation of the Phase IIb clinical trial with cedirogant which is expected to finish H1 2023. We estimate our current cash position, combined with the expected $12 million upfront payment from the agreement with Sino Biopharm and the anticipated first €25 million tranche under the EIB credit facility extends our cash runway through Q4 2023. This agreement with Sino Biopharm represents an important milestone and allows us to start the development of lanifibranor for the treatment of NASH in a country where the prevalence of NASH is particularly high. We also continued to progress our NASH programs with the screening of the first patient in our LEGEND trial and the clearance of our IND application by the FDA. Looking ahead, we expect even more exciting developments, including with the results from our Phase II clinical trial evaluating lanifibranor for the treatment of NAFLD in patients with type 2 diabetes planned for Q1 2023. Finally, we are also very pleased to have feedback from the FDA that a single phase 2/3 trial could potentially support a marketing application for odiparcil.”

Key financial results for the first half of 2022

(in thousands of euros, except share and per share amounts)	June 30, 2022	June 30, 2021
Revenues	67	139
Other income	3,325	2,009
Research and development expenses	(29,866)	(19,109)
Marketing – business development expenses	(278)	(258)
General and administrative expenses	(6,847)	(5,779)
Other operating income (expenses)	131	(607)
Net operating loss	(33,468)	(23,605)
Net financial income	3,983	824
Income (expense) tax	19	(355)
Net loss for the period	(29,466)	(23,136)
Basic/diluted loss per share (euros/share)	(0.72)	(0.60)
Weighted average number of outstanding shares used to calculate basic/diluted loss per share	40,864,457	38,677,187

Revenues for the first half of 2022 reached €0.1 million in line with the same period in 2021.

R&D expenses for the first half of 2022 amounted to €29.9 million, mainly driven by the development of lanifibranor in NASH, and were up 56% compared to the €19.1 million for the first half of 2021. This significant increase was driven mostly by the costs associated with the NATiV3 Phase III clinical trial of lanifibranor in NASH including a full six months of operating for the U.S. affiliate and, to a lesser extent, with the Legend Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes.

General and administrative expenses (G&A) amounted to €6.8 million in the first half of 2022, an increase of 18% compared to €5.8 million in the first half of 2021, mainly due to personnel costs linked to the share-based payment expenses, a full six months of operating for the U.S. affiliate and to a lesser extent an increase in compliance fees related to the dual listing of Inventiva securities.

PRESS RELEASE

Other operating income (expenses) amounted to €0.1 million in the first half of 2022 compared to (€0.6) million in the first half of 2021.

Net financial income amounted to €4.0 million in the first half of 2022, mainly linked to foreign exchange gains due to the appreciation of the U.S. dollar against the euro during the period.

The Company’s net loss stood at (€29.5) million in the first half of 2022 compared to (€23.1) million in the first half of 2021.

Inventiva’s net cash flow (excluding any exchange rate effect) amounted to (€12.5) million in the six months ended June 30, 2022, compared to (€15.0) million in the same period in 2021.

Net cash used in operating activities amounted to €26.2 million in the first half of 2022 compared to €19.8 million for the same period in 2021. This increase in cash use is mainly due to higher R&D expenses. Cash flow from operating activities was also positively impacted in the first half of 2022 by the payment in January 2022 of €4 million milestone payment from AbbVie following the inclusion of the first patient in the ongoing Phase IIb clinical trial with cedirogant (formerly ABBV-157) in adult patients with moderate to severe chronic plaque psoriasis, and the 2021 French Research tax credit (“CIR”) for €3.6 million that was received in April 2022.

Net cash generated used in investing activities for the first half of 2022 amounted to (€0.3) million, compared to €4.7 million3 for the same period in 2021.

Net cash generated from financing activities for the first half of 2022 amounted to €14.0 million compared to no net cash generated from financing activities over the first half of 2021. This increase is mainly driven by the equity raised through the Company’s At-The-Market Program for approximately €9.4 million (gross proceeds) on June 15, 2022, and three loan agreements with a syndicate French banks for a total amount of €5.3 million. One of the loans has been contracted as part of a French state-guaranteed loan facility ("Prêt Garanti par l’Etat" or “PGE”) with Bpifrance and the two others obtained as part of a French State stimulus economic plan, ("Prêts Participatifs Relance" or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

Over the first half of 2022, the Company recorded a positive exchange rate effect on cash and cash equivalents of €2.4 million3 versus €3.0 million for the first half of 2021, due to the favourable evolution of USD versus Euro.

As of June 30, 2022, Inventiva’s cash and cash equivalent position was €76.4 million compared to €86.6 million as of December 31, 2021. The cash position including short term deposits1 reach €87,2 million compared to €95.4 million as of December 31, 2021.

Considering its current R&D and clinical development programs and excluding any potential proceeds from the EIB credit facility and any potential additional financial resources, the Company estimates that its existing cash, cash equivalents and short-term deposits should allow the Company to fund its operations through Q4 2023 including the expected €25 million upfront payment from Sino Biopharm and the €25 million from the EIB credit facility3.

The financial statements of the first half of 2022 were approved by Inventiva’s Board of Directors on September 21, 2022. The statutory auditors have issued a limited review report. For more details, the Half-Year Financial Report is available on the Company’s website at: www.inventivapharma.com.

3 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.

PRESS RELEASE

Financial information after closing the accounts

On July 1st, 2022, in connection with the EIB credit facility, Inventiva agreed to issue warrants to EIB as a condition to the potential funding of each tranche of the credit facility. During July 2022, the Company rebalanced its foreign currency accounts by taking advantage of the favorable exchange rate of the euro against the dollar; it converted 25 million dollars from current and term accounts into euros.

Main areas of progress in the R&D portfolio

Lanifibranor in non-alcoholic steatohepatitis (NASH)

▪	Inventiva is now targeting the last patient first visit for NATiV3, the Company’s ongoing Phase III clinical trial evaluating lanifibranor in patients with NASH, for H2 2023, subject to the continuing implementation of measures to accelerate the enrollment rate. The delay we face is primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, we continue to see slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and we continue to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. Inventiva has implemented and is planning further measures designed to accelerate enrollment and reduce screen failures in the NATiV3 trial, and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia.

Accordingly, the publication of the topline results of the part 1 of NATiV3 is now targeted for second half of 2025.

▪	Completion of the recruitment for the investigator-initiated Phase II trial of lanifibranor in patients with Non-Alcoholic Fatty Liver Disease (“NAFLD”) and with type 2 diabetes (“T2D”), conducted by Professor Cusi from the University of Florida. However due to a late enrollment of the last patient, the results are now expected in the first quarter 2023.

▪	Screening in the United States of the first patient in Inventiva’s LEGEND’s proof-of-concept Phase IIa combination trial with lanifibranor and empagliflozin for the treatment of patients with NASH and T2D. All the 36 sites in France, the United Kingdom, Belgium, the Netherlands, and the United States anticipated to participate in the trial have been qualified. Topline results are expected to be published in the second half of 2023.

▪	Completion by the FDA of its safety review of Inventiva’s Investigational New Drug application (IND) for the LEGEND Phase II combination trial with lanifibranor and empagliflozin in patients with NASH and T2D.

Collaboration with AbbVie on cedirogant in autoimmune diseases

▪	Receipt of a €4 million milestone payment from AbbVie in January 2022. This follows the inclusion of the first patient with psoriasis in the ongoing Phase IIb clinical trial with cedirogant, an oral RORγ inverse agonist jointly discovered by Inventiva and AbbVie for the treatment of autoimmune diseases, in November 2021. – January 31, 2022

Other significant milestones

▪	Signature of a licensing and collaboration agreement with Sino Biopharm through their CTTQ subsidiary, Chia Tai Tianqing Pharmaceutical Group, to develop and commercialize lanifibranor for the treatment of NASH and other metabolic diseases in Greater China – September 2022

▪	FDA feedback that odiparcil can be dosed in pediatric MPS VI patients and that the single phase II/III trial design presented by the Company could potentially support a future odiparcil marketing application. Inventiva’s current plans not to pursue odiparcil development directly remain; however, the Company believes this feedback increases the potential for the development of odiparcil for the treatment of MPS VI and continues to review potential options to further development of odiparcil for the treatment of MPS VI, which may include pursuing a partnership – August, 2022

PRESS RELEASE

▪	Entry of Inventiva in the Euronext Tech Leaders segment, a new Euronext segment which includes more than 100 high-growth and leading tech companies across Europe – June 7, 2022

▪	Signature of a credit facility agreement for up to €50 million, subject to conditions precedent, with the European Investment Bank (“EIB”) with the plan to use any potential borrowings under the facility towards Inventiva’s preclinical and clinical pipeline, including to help fund a portion of its Phase III clinical trial of lanifibranor in patients with NASH, subject to satisfaction of conditions precedent – May 16, 2022

Next key expected milestones

▪	Publication of the results of the investigator-initiated study with lanifibranor in patients with NAFLD and T2D – now planned for the first quarter of 2023

▪	Study completion of Phase IIb trial with cedirogant in patients with psoriasis conducted by AbbVie – planned for first half of 2023

▪	Publication of the topline results of the Phase IIa LEGEND of lanifibranor in combination with empagliflozin in patients with NASH and T2D – planned for second half of 2023

▪	Last Patient First Visit of the Phase III NATiV3 clinical trial evaluating lanifibranor in NASH – now targeted for second half of 2023

Upcoming investor conference participation

▪	Guggenheim Nantucket Therapeutics Conference – September 27-29, Nantucket

▪	Lyon Pôle Bourse – September 28, Lyon

▪	HealthTech Innovation Days – October 12-14, Paris

▪	Portzamparc BNP Paribas Biotech & Santé – October 4, Virtual

▪	H.C. Wainwright 6th Annual NASH Investor Conference – October 17, Virtual

▪	Jefferies 2022 London Healthcare Conference – November 15-17, London

Upcoming scientific conference participation

▪	91èmes Journées Scientifiques de l’AFEF – October 5-8, Dijon

▪	AASLD - The Liver Meeting – November 4-8, Washington, DC

▪	6th Obesity and NASH Drug Development Summit – November 29 through December 1, Boston

▪	MOSAIC Conference – December 5-6, Washington, DC

Conference call

A conference call in English will be held tomorrow, Thursday, September 22, 2022 at 8:00 am (New York time) 2:00 pm (Paris time).

The conference call and the slides of the presentation will be webcast live at: https://edge.media-server.com/mmc/p/v5uzhkr8 and also available on Inventiva’s onwards in the “Investors” – “Financial results” section.

In order to receive the conference access information necessary to join the conference call, it is required to register in advance using the following link: https://register.vevent.com/register/BI3a0c8ee6960a4b7a9db4026550ff3f51.

PRESS RELEASE

In the 10 minutes prior to the call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering (dial-in number and access code).

A replay of the conference call and the presentation will be available after the event at: https://inventivapharma.com/investors/financial-results-presentations/.

Next financial results publication

▪	Q3 2022 Revenues and cash position: Thursday, November 10, 2022 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

The Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases that resulted in the discovery of the drug candidate cedirogant (ABBV-157), an oral RORγ inverse agonist which is being evaluated in a Phase IIb clinical trial, led by AbbVie, in adult patients with moderate to severe chronic plaque psoriasis. Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult mucopolysaccharidoses (MPS) VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

PRESS RELEASE

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including recruitment, screening and enrolment for those trials, including the LEGEND trial for the treatment of NAFLD, the NATiV3 Phase III clinical trial with lanifibranor in NASH, the investigator-initiated Phase II trial of lanifibranor in patients with NAFLD and T2D, and the expected Phase IIb clinical trial of cedirogant led by AbbVie, potential development of and regulatory pathway for odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials the potential therapeutic benefits of lanifibranor generally and in combination with empagliflozin, the design of trials and any potential amendments to trial design, any measures to implement or to decrease the screen failure rate or increase the enrollment rate or other intended impacts on the NATiV3 trial, and the anticipated benefits related thereto, the Company’s agreement with Sino Biopharm, including expectations with respect to enrollment of patients in Greater China in the NATiV3 trial, pipeline and preclinical and clinical development plans, milestone payments, royalties and product sales, potential proceeds under the Company’s financing arrangements, future activities, expectations, plans, growth and prospects of Inventiva and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “plans”, “designed”, “hopefully” , “target”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines, and macroeconomic conditions, including global inflation and uncertain financial markets. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022, the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 and the financial report for the first half of 2022 to be filed Securities and Exchange Commission for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.